Exhibit 107.1
	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Fees to be Paid	Debt	Euro Fixed/Floating Rate Senior Registered Notes Due 2028	456(b)	$985,800,000(1)	100.000%	$985,800,000(1)	.0001102	$108,635.16	-	-	-	-
Fees to be Paid	Debt	Euro Fixed/Floating Rate Senior Registered Notes Due 2034	456(b)	$1,725,150,000(1)	100.000%	$1,725,150,000(1)	.0001102	$190,111.53	-	-	-	-
Fees Previously Paid	-	-	-	-	-	$0	-	$0	-	-	-	-
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(1)	The U.S. dollar equivalent of the amount registered has been calculated using an exchange rate of $0.9858 per Euro 1.00 as of October 18, 2022.